Mail Stop 4561
Via fax: (817) 224-8381

March 24, 2010

Mr. Michael J. Thorne
Chief Financial Officer
DynCorp International Inc.
3190 Fairview Park Drive, Suite 700
Falls Church, VA 22042

> **Re: DynCorp International Inc.**
> **Form 10-K for Fiscal Year Ended April 3, 2009**
> **Filed June 11, 2009**

Dear Mr. Thorne:

We have reviewed your response to your letter dated March 5, 2010 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 29, 2010.

Form 10-K for Fiscal Year Ended April 3, 2009

Part I

Item 1. Business, page 3

1.   We note your assertion in response to prior comment 1 that you do not believe you are substantially dependent on any one of your contracts for the reasons stated. Please tell us in quantitative terms the percentage of revenue generated from your significant government contracts in 2009. To the extent you were substantially dependent on one or more contracts in 2009, any such contracts should be filed as exhibits to your Form 10-K.

Part III

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed June 15, 2009)

Compensation Discussion and Analysis, page 12

2.   We note that your responses to prior comments 8 and 9 do not provide the information requested on an individualized basis. Please ensure that your expanded disclosure explains on an individualized basis how the compensation committee determined the specified amount of each element of compensation to pay each named executive officer. In this regard, we note that the specific factors you considered in adjusting compensation, which includes initial compensation levels, the impact of Class B equity based compensation, and consideration of percentage increases in annual base compensation during the employment period, are discussed on a generalized basis. The same is true of your discussion of personal performance. Your disclosure should address the extent to which compensation is adjusted upward or downward for each named executive officer, the reasons for those adjustments, and, to the extent there are differences, the reasons for any variations. In addition, your disclosure should address how the actual amounts paid to your named executive officers compare to the benchmark used.

3.   In response to prior comment 10, you indicate that incentive bonus compensation targets and equity-based compensation grants are set based on a percentage of base salary, with a consideration of comparative market data and achievement of total compensation targets. Given your statement that 2009 incentive bonus compensation was solely determined based on actual company performance as compared to targeted performance, please disclose the percentage of base salary upon which equity-based compensation grants were based for each named executive officer. In addition, discuss on an individualized basis and in specific and quantified terms the impact that comparative market data and the achievement of total compensation had on determining compensation amounts.

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        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545 or Maryse

Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief